FORESTAR REAL ESTATE GROUP INC.

1300 MoPac Expressway South

Austin, Texas 78746

December 10, 2007

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Forestar Real Estate Group Inc. (the “Company”)
Registration Statement on Form 10 (File No. 001-33662)

Ladies and Gentlemen:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 we respectfully request that the effective date of the Registration Statement on Form 10 (File No. 001-33662) be accelerated by the Securities and Exchange Commission (the “Commission”) to 1:00 p.m. Eastern Standard Time on December 11, 2007, or as soon as practicable thereafter.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Grant F. Adamson of Temple-Inland Inc. at (512) 434-3745.

Very truly yours,

FORESTAR REAL ESTATE GROUP INC.

By:	/s/ David M. Grimm
Name:	David M. Grimm
Title:	Executive Vice President and General Counsel